SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Beth Mittelman	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
IONA	IONA	IONA
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES THIRD QUARTER 2004 RESULTS; REPORTS REVENUE OF $16.5 MILLION AND NET INCOME OF $0.01 PER SHARE

DUBLIN, Ireland & WALTHAM, Mass. – October 14, 2004 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced third quarter revenues of $16.5 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.01 per share.

“IONA executed well in the third quarter and we are pleased with our results. Our CORBA® business continued to perform as expected and we successfully grew our Artix™ business. The company signed new Artix customers and existing customers increased their use of the product. Our experience with current CORBA customers and green field prospects indicate that their knowledge of Web services is converging with a stronger understanding of Artix’s capabilities and the value the product can bring to their companies,” said Chris Horn, CEO and co-founder, IONA Technologies. “As a result, the developing and strengthening Artix pipeline and a steady CORBA business give us confidence that IONA is well positioned to achieve long-term success.”

“I am pleased that we returned to profitability this quarter. IONA continues to build a solid foundation for sustainable performance,” stated Dan Demmer, CFO, IONA Technologies. “We experienced growth in the Artix business, maintained a cash-generative CORBA business, ended the quarter with a strong balance sheet and invested in the company while sustaining a competitive cost base. With our current, highly leveragable business model, we are confident we can build enduring value for our customers, partners and shareholders.”

Looking Forward
The company expects revenue for the fourth quarter of 2004 to be in the range of $17-$19 million and total expenses, including both cost of revenue and operating expenses, to be in the range of $17-$18 million.

Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 or (210) 234-5931. The conference call will also be available via webcast on the Investor Relations section of IONA’s Web site at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until October 21, 2004.

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate current IT assets into valuable new business applications through enterprise-class, standards-based connectivity.

With its partners, IONA can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost reduction efforts; the launch and acceptance of IONA’s high-performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$7,291	$7,955	$20,309	$21,876
Service revenue	9,191	9,415	28,206	28,904

Total revenue	16,482	17,370	48,515	50,780
Cost of revenue:
Cost of product revenue	58	48	229	276
Cost of service revenue	2,853	3,168	9,010	10,855

Total cost of revenue	2,911	3,216	9,239	11,131

Gross profit	13,571	14,154	39,276	39,649
Operating expense:
Research and development	4,052	6,041	12,879	21,426
Sales and marketing	6,828	7,811	20,787	31,560
General and administrative	2,124	2,252	6,410	8,120
Amortization of other non-current assets	146	169	432	636
Restructuring	0	0	0	14,831
Write-off of assets and related costs	0	0	0	2,345

Total operating expenses	13,150	16,273	40,508	78,918
Income (loss) from operations	421	(2,119)	(1,232)	(39,269)
Interest income, net	149	111	190	417
Net exchange (loss) gain	(211)	302	(16)	275

Income (loss) before provision for income taxes	359	(1,706)	(1,058)	(38,577)
Provision for income taxes	150	250	400	700

Net income (loss)	$209	($1,956)	($1,458)	($39,277)

Net income (loss) per ordinary share and per ADS
Basic	$0.01	($0.06)	($0.04)	($1.18)
Diluted	$0.01	($0.06)	($0.04)	($1.18)
Pro forma basic	$0.01	($0.05)	($0.03)	($0.64)
Pro forma diluted	$0.01	($0.05)	($0.03)	($0.64)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,770	33,432	34,505	33,163
Diluted	35,770	33,432	34,505	33,163
Pro forma basic	35,770	33,432	34,505	33,163
Pro forma diluted	35,770	33,432	34,505	33,163

IONA Technologies PLC
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	September 30, 2004			September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$16,482	0	$16,482	$17,370	0	$17,370
Cost of revenue	2,911	0	2,911	3,216	0	3,216
Gross profit	13,571	0	13,571	14,154	0	14,154
Research and development	4,052	(5)	4,047	6,041	(21)	6,020
Sales and marketing	6,828	0	6,828	7,811	0	7,811
General and administrative	2,124	0	2,124	2,252	0	2,252
Amortization of other non-current assets	146	(146)	0	169	(169)	0
Restructuring	0		0	0	0	0
Write-off of assets and related costs	0		0	0	0	0

Total operating expenses	13,150	(151)	12,999	16,273	(190)	16,083
Income (loss) from operations	421	151	572	(2,119)	190	(1,929)
Income (loss) before provision for income taxes	359	151	510	(1,706)	190	(1,516)
Provision for income taxes	150	0	150	250	0	250
Net income (loss)	$209	151	$360	($1,956)	190	($1,766)
Net income (loss) per ordinary share and per ADS
Basic	$0.01	$0.00	$0.01	($0.06)	$0.01	($0.05)
Diluted	$0.01	$0.00	$0.01	($0.06)	$0.01	($0.05)
Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,770		35,770	33,432		33,432
Diluted	35,770		35,770	33,432		33,432

	Nine Months Ended			Nine Months Ended
	September 30, 2004			September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$48,515	0	$48,515	$50,780	0	$50,780
Cost of revenue	9,239	0	9,239	11,131	0	11,131
Gross profit	39,276	0	39,276	39,649	0	39,649
Research and development	12,879	(39)	12,840	21,426	(178)	21,248
Sales and marketing	20,787	0	20,787	31,560	0	31,560
General and administrative	6,410	0	6,410	8,120	0	8,120
Amortization of other non-current assets	432	(432)	0	636	(636)	0
Restructuring	0	0	0	14,831	(14,831)	0
Write-off of assets and related costs	0	0	0	2,345	(2,345)	0

Total operating expenses	40,508	(471)	40,037	78,918	(17,990)	60,928
Loss from operations	(1,232)	471	(761)	(39,269)	17,990	(21,279)
Loss before provision for income taxes	(1,058)	471	(587)	(38,577)	17,990	(20,587)
Provision for income taxes	400	0	400	700	0	700
Net loss	($1,458)	471	($987)	($39,277)	17,990	($21,287)
Net loss per ordinary share and per ADS
Basic	($0.04)	$0.01	($0.03)	($1.18)	$0.54	($0.64)
Diluted	($0.04)	$0.01	($0.03)	($1.18)	$0.54	($0.64)
Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	34,505		34,505	33,163		33,163
Diluted	34,505		34,505	33,163		33,163

(1) Adjusted to exclude: stock-based compensation of $5,000 for the three months ended September 30, 2004 and $39,000 for the nine months ended September 30, 2004 and amortization of other non-current assets of $146,000 for the three months ended September 30, 2004 and $432,000 for the nine months ended September 30, 2004.

(2) Adjusted to exclude: stock-based compensation of $21,000 for the three months ended September 30, 2003 and $178,000 for the nine months ended September 30, 2003, amortization of other non-current assets of $169,000 for the three months ended September 30, 2003 and $636,000 for the nine months ended September 30, 2003, restructuring of $14,831,000 for the nine months ended September 30, 2003 and write-off of assets and related costs of $2,345,000 related to restructuring activities for nine months ended September 30, 2003.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2004	2003 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,280	$19,926
Restricted cash	3,495	3,745
Marketable securities	33,217	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,098 at September 30, 2004 and $1,093 at December 31, 2003	11,244	23,255
Prepaid expenses and other assets	1,880	2,929

Total current assets	67,116	82,833
Property and equipment, net	4,934	6,265
Other non-current assets, net	609	940

Total assets	$72,659	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,394	$2,483
Accrued payroll and related expenses	3,365	7,260
Other accrued liabilities	15,111	18,763
Deferred revenue	15,656	23,910

Total current liabilities	36,526	52,416
Other non-current liabilities	2,963	4,510
Shareholders’ equity:
Ordinary Shares, € 0.0025 par value, 150,000,000 shares authorized; 34,737,310 and 34,005,707 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	96	94
Additional paid-in capital	494,695	493,260
Accumulated deficit	(461,621)	(460,163)
Deferred stock-based compensation	0	(79)

Total shareholders’ equity	33,170	33,112

Total liabilities and shareholders’ equity	$72,659	$90,038

(1) The December balance sheet information has been derived from the December 31, 2003 audited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: October 14, 2004	By:	/s/	Christopher J. Horn

Christopher J. Horn
Chief Executive Officer
and Director